UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1 )*

Under the Securities Exchange Act of 1934

Matterport, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

577096100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577096100

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Gores Sponsor VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,703,003 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,703,003 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,703,003(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of (i) 8,012,003 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Matterport, Inc. (the “Issuer”) held directly by Gores Sponsor VI LLC (“Sponsor”) and (ii) 1,691,000 shares of Class A Common Stock acquirable upon exercise of 1,691,000 warrants (“Warrants”) to purchase shares of Class A Common Stock of the Issuer held directly by Sponsor as of December 31, 2021.

(2)

Based upon 242,504,260 shares of Class A Common Stock outstanding as of November 3, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2021.

CUSIP No. 577096100

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Gores PIPE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 537,997 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 537,997 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,997 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)	Consists of 537,997 shares of Class A Common Stock held directly by Gores PIPE, LLC (“Gores PIPE”) as of December 31, 2021.
(2)

Based upon 242,504,260 shares of Class A Common Stock outstanding as of November 3, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 10, 2021.

CUSIP No. 577096100

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,421,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,421,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,421,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

Consists of (i) 180,000 shares of Class A Common Stock held directly by AEG Holdings, LLC (“AEG”), (ii) 8,012,003 shares of Class A Common Stock held directly by Sponsor, (iii) 1,691,000 shares of Class A Common Stock acquirable upon exercise of 1,691,000 Warrants held directly by Sponsor and (iv) 537,997 shares of Class A Common Stock held directly by Gores PIPE, in each case as of December 31, 2021. AEG is the managing member of each of Sponsor and Gores PIPE. Accordingly, AEG may be deemed to beneficially own the securities held directly by each of Sponsor and Gores PIPE.

(2)

Based upon 242,504,260 shares of Class A Common Stock outstanding as of November 3, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 10, 2021.

CUSIP No. 577096100

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,421,000 (1)
	7	0
	8	SHARED DISPOSITIVE POWER 10,421,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,421,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 180,000 shares of Class A Common Stock held directly by AEG, (ii) 8,012,003 shares of Class A Common Stock held directly by Sponsor, (iii) 1,691,000 shares of Class A Common Stock acquirable upon exercise of 1,691,000 Warrants held directly by Sponsor and (iv) 537,997 shares of Class A Common Stock held directly by Gores PIPE, in each case as of December 31, 2021. Mr. Gores is the managing member of AEG, which, in turn, is the managing member of each of Sponsor and Gores PIPE, and, accordingly, may be deemed to have beneficial ownership of the securities owned directly thereby.

(2)

Based upon 242,504,260 shares of Class A Common Stock outstanding as of November 3, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 10, 2021.

CUSIP No. 577096100

Item 1.	(a) Name of Issuer

Matterport, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

352 East Java Drive, Sunnyvale, California, 94089

Item 2.	(a) Name of Person Filing

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) Gores Sponsor VI LLC (“Sponsor”), (ii) Gores PIPE, LLC (“Gores PIPE”), (iii) AEG Holdings, LLC, the managing member of each of Sponsor and Gores PIPE (“AEG”), and (iv) Alec Gores, the managing member of AEG (“Mr. Gores” and, collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(c)	Citizenship

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”).

(e)	CUSIP Number

577096100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of December 31, 2021, Sponsor had shared voting and shared dispositive power with respect to 9,703,003 shares of Class A Common Stock acquirable by Sponsor, including 8,012,003 shares of Class A Common Stock held directly thereby and 1,691,000 shares of Class A Common Stock issuable upon exercise of 1,691,000 warrants (“Warrants”) to purchase shares of Class A Common Stock of the Issuer held directly by thereby. Gores PIPE had shared voting and shared dispositive power with respect to 537,997 shares of Class A Common Stock held directly thereby. AEG had shared voting and shared dispositive power with respect to 10,421,000 shares of Class A Common Stock, consisting of (i) 180,000 shares of Class A Common Stock held directly thereby, (ii) 8,012,003 shares of Class A Common Stock held directly by Sponsor, (iii) 1,691,000 shares of Class A Common Stock acquirable upon exercise of 1,691,000 Warrants held directly by Sponsor and (iv) 537,997 shares of Class A Common Stock held directly by Gores PIPE. Mr. Gores had shared voting and shared dispositive power with respect to 10,421,000 shares of Class A Common Stock, consisting of (i) 180,000 shares of Class A Common Stock held directly by AEG, (ii) 8,012,003 shares of Class A Common Stock held directly by Sponsor, (iii) 1,691,000 shares of Class A Common Stock acquirable upon exercise of 1,691,000 Warrants held directly by Sponsor and (iv) 537,997 shares of Class A Common Stock held directly by Gores PIPE.

CUSIP No. 577096100

The following sets forth the beneficial ownership of the Class A Common Stock by each of the Reporting Persons as of the date hereof:

(a)	Amount beneficially owned:

(i)	Sponsor is the beneficial owner of 9,703,003 shares of Class A Common Stock.
(ii)	Gores PIPE is the beneficial owner of 537,997 shares of Class A Common Stock.
(ii)	AEG is the beneficial owner of 10,421,000 shares of Class A Common Stock.
(iii)	Mr. Gores is the beneficial owner of 10,421,000 shares of Class A Common Stock.

(b)	Percent of class:

(i)	4.0% for Sponsor;
(ii)	0.2% for Gores PIPE;
(ii)	4.3% for AEG; and
(iii)	4.3% for Mr. Gores.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 242,504,260 shares of Class A Common Stock outstanding as of November 3, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 10, 2021.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

0 shares for Sponsor;

0 shares for Gores PIPE

0 shares for AEG; and

0 shares for Mr. Gores.

(ii)	shared power to vote or to direct the vote of:

9,703,003 shares for Sponsor;

537,997 shares for Gores PIPE;

10,421,000 shares for AEG; and

10,421,000 shares for Mr. Gores.

CUSIP No. 577096100

(iii)	sole power to dispose or to direct the disposition of:

0 shares for Sponsor;

0 shares for Gores PIPE

0 shares for AEG; and

0 shares for Mr. Gores.

(iv)	shared power to dispose or to direct the disposition of:

9,703,003 shares for Sponsor;

537,997 shares for Gores PIPE;

10,421,000 shares for AEG; and

10,421,000 shares for Mr. Gores

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 577096100

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

GORES SPONSOR VI LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: President

GORES PIPE, LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: President

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
Name: Alec Gores
Title: Managing Member

ALEC GORES

/s/ Alec Gores
Alec Gores

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

NAME OF PERSON FILING	PRINCIPAL BUSINESS OFFICE ADDRESS	PLACE OF ORGANIZATION

Gores Sponsor VI LLC	9800 Wilshire Blvd.	Delaware limited liability company
Beverly Hills, CA 90212

Gores PIPE, LLC	9800 Wilshire Blvd.	Delaware limited liability company
Beverly Hills, CA 90212

AEG Holdings, LLC	9800 Wilshire Blvd.	Delaware limited liability company
Beverly Hills, CA 90212

Alec Gores	c/o AEG Holdings, LLC	United States citizen
9800 Wilshire Blvd.
Beverly Hills, CA 90212